February 23, 2025

Matthew Degelman
President and Director
Medical Exercise Inc.
11951 US-1, Suite 105
North Palm Beach, FL 33408

       Re: Medical Exercise Inc.
           Registration Statement on Form S-1
           Filed January 27, 2025
           File No. 333-284522
Dear Matthew Degelman:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed January 27, 2025
Prospectus Summary
Our Business, page 1

1. It appears from your disclosure that you may be a shell company pursuant to Rule 405 under the Securities Act. In this regard, we note that you currently appear to have no or nominal operations. Additionally, your non-cash assets as of September 30, 2024 appear to be primarily comprised of $64,452 of property and equipment, net.
       However, you also note that you recognized aggregate impairment expense of
       $47,772 due to certain long-lived assets having a fair value less than their carrying value and recognized a gain on the sale of property and equipment during the three months ended September 30, 2024. Please explain whether you currently have more than nominal non-cash assets and provide us with a detailed legal analysis explaining why you are not a shell company or otherwise prominently disclose your shell company status on the cover page and the discuss the consequences of your shell
 February 23, 2025
Page 2

       company status throughout the registration statement, such as the restrictions on your ability to use registration statements on Form S-8, enhanced reporting requirements imposed on shell companies, the limitations on the ability of your security holders to resell their securities in reliance on Rule 144, and the potential reduced liquidity or illiquidity of your securities.
2. We note your statement that Medical Exercise Inc. owns a pain clinic located in the city of North Palm Beach that recently closed. We also refer to your statements on page 26 that you do not own any real estate or other properties and on page 32 that you exited the sublease for this initial clinic location. Please revise your disclosure in the prospectus summary and throughout the prospectus to clarify, if true, that you do not currently own or operate any clinics. If the North Palm Beach location is permanently closed, please clearly state so instead of using the present tense.
3. Please provide a description of your material business operations during the time when the business is not operating any clinics as well as the steps you will need to take to open and operate any new clinics or otherwise execute on your business plan, including the current status and expected timeline of your growth strategy. In this regard, we note the following statements on page 35 that appear to contradict the description of your business plan elsewhere in the prospectus: "We do not intend to own and operate fitness centers directly. Our primary focus will initially be on licensing, and then ultimately franchising, our comprehensive system to independent operators."
4. Please revise to balance your disclosure in the Prospectus Summary to include equally prominent disclosure of the following, as you do elsewhere in the prospectus, that:

             your officers and directors and their affiliates, in the aggregate, beneficially own approximately 82% of your issued and outstanding common stock and that, as a result, they have the ability to control matters affecting minority shareholders, including the election of directors, the acquisition or disposition of assets, and the future issuance of shares;
             your auditor's report includes an explanatory paragraph regarding substantial doubt about your ability to continue as a going concern; and
             your current operating funds are not adequate for corporate existence over the next twelve months.
Risk Factors
Risks Related to the Industry
We face risks associated with government regulation, page 8

5. Here or elsewhere in the prospectus, please clarify if the Company needs any licenses or permits to own or operate its clinics or otherwise execute its business plan and whether or not the Company obtained any such permits in connection with the operation of its North Palm Beach location. We also note that your company's public website lists a future location in North St. Petersburg. To the extent material, your disclosure should address the specific permitting requirements under Florida or applicable local law relevant to your business.
 February 23, 2025
Page 3

Risks Associated with Our Common Stock
NASD sales practice requirements may also limit a stockholder's ability to buy and sell our stock, page 9

6. The disclosure in this risk factor appears to be incomplete. Please revise as applicable.
       Additionally, to the extent this risk factor relates to NASD IM-2310-2, please consider whether that rule has been superseded by FINRA Rule 2111 and any implications on your disclosure.
Legal and Regulatory Risks
We may in the future be subject to claims and lawsuits alleging that our products and services fail to provide accurate..., page 11

7. This risk factor references your "proposed digital platform" that may be used to track
       and display various information about users    activities. Please
describe this digital
       platform more fully elsewhere in the prospectus.
Risks Related to Our Financial Condition
We are a development stage company..., page 12

8. We refer to your risk factor disclosure of the Company's "planned acquisition." Please revise your disclosure, where appropriate, to describe in greater detail your planned acquisition, including whether you have entered into any agreements in connection with such acquisition.
We depend on uncompensated executives to implement our business plan, page 13

9. We note your statement that you "have not paid any salary to Mr. Degelman and Mr.
       Lemos for their services to the Company." Your Executive Compensation disclosure on page 40 shows 2024 salaries of $4,000 and $1,000 for Messrs. Degelman and
       Lemos, respectively but notes that "[n]o salaries are being paid at the present time." If true, please revise the risk factor to clarify that you are not currently paying any salary to your offices for their services to the Company.
Cautionary Note Regarding Forward-Looking Statements, page 17

10. We note your reference to forward-looking statements within the meaning of Section
       27A of the Securities Act and Section 21E of the Exchange Act, as amended. Please be advised that the safe harbor provisions contained in Section 27A of the Securities
       Act and Section 21E of the Exchange Act do not apply to forward-looking statements made by issuers in connection with an initial public offering. Please delete the references to the safe harbor or state explicitly that the safe harbor protections do not apply to your company.
Description of Business, page 26

11. Please update this section as applicable to describe your current business operations and to clearly distinguish your existing operations from your business plan or other planned or anticipated operations. For example, please avoid referring to your clinics in the present tense if you are not currently operating multiple clinics.
 February 23, 2025
Page 4

Business overview, page 27

12. We note your disclosure that your clinics "are equipped with an average of seven
       Medical Exercise Inc.   s medical strengthening machines." Please
clarify what the
       average number of medical strengthening machines means in this context if you have only operated either one or zero clinics since inception.
13. You state here that you "do not require appointments" and that your clients "do not need appointments." However, you also state on page 30 that "appointments are necessary." We also note your disclosure on page 27 that your clinics feature a
       "welcoming, non-clinical atmosphere," but you state on apge 32 that your clinic has a
       "clinical feel, with no music, mirrors, or other distractions..." Please revise to reconcile these disclosures.
Medical Exercise Inc.'s Technology and Treatment, page 27

14. We note your description of the Company's Lumbar and Cervical Extension Machines. Please revise your disclosure to addressing the following comments:

             Please explain if you purchase these machines from third parties or if you are involved in their design or manufacturing. Please also clarify whether you currently rely on any single manufacturers or suppliers for your Lumbar and
           Cervical Extension Machines, and if so, please expand your disclosure to discuss your sources, including the names of any principal suppliers or manufacturers.
           See Item 101(h)(4)(v) of Regulation S-K.

             We note your statement that "[t]hese machines are backed by extensive research and are proven to help clients strengthen their spinal muscles, even after other treatments have failed." Please expand your disclosure relating to extensive research relating to the spinal care machines and provide the basis or source for this statement or note if it is the belief of management.
Medical Exercise Inc.'s Strength Rehabilitation Program, page 28

15. Your disclosure here references "benchmarks from the University of Florida study."
       Please clarify the specific study being referenced.
Prevalence of Spinal Conditions, page 28

16. We note your statements that "[i]t is estimated that nearly 80% of adults in the U.S.
       will experience back pain at some point in their lives" and that "[c]hronic back pain is a leading cause of disability and a common reason for missed work and healthcare visits." Please provide the source or basis for these statements or note if the statements are the beliefs of management.
Market Size and Growth, page 29

17. We note your disclosure that the U.S. spinal care market, which encompasses services, devices, and pharmaceuticals related to the treatment of spinal conditions, is
       "substantial, with estimates in the tens of billions of dollars." Please provide the
 February 23, 2025
Page 5

       market estimate for the U.S. spinal services market given your current business strategy to operate spinal care clinics. In your revised disclosure, please provide the sources or basis for these estimates.
Our Growth Strategy, page 30

18.    We note your disclosure that your principal growth strategy entails opening or
       purchasing company-owned clinics that meet your    criteria for
demographics, site
       attractiveness, proximity to other clinics and other suitability
factors.    Please expand
       your disclosure to discuss in greater detail your criteria for opening or purchasing clinics.
Research and Development, page 34

19. We note your disclosure on page 35 that your MedEx system utilizes a combination of
          expert medical support    and    personalized nutrition.    Please
revise to specify the
       types of expert medical support that you will provide, including whether you plan to utilize medical practitioners to provide tailored health and nutritional recommendations to your customers.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Jane Park at 202-551-7439 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Scott D. Olson, Esq.